United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Fluence Energy, Inc.

(Name of Issuer)

Class A common stock, $0.00001 par value

(Title of Class of Securities)

34379V103

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 34379V103	Schedule 13G

1	Names of Reporting Persons Siemens Industry, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person CO

CUSIP No. 34379V103	Schedule 13G

1	Names of Reporting Persons Siemens AG
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 39,738,064
	6	Shared Voting Power 18,848,631
	7	Sole Dispositive Power 39,738,064
	8	Shared Dispositive Power 18,848,631

9	Aggregate Amount Beneficially Owned by Each Reporting Person 58,586,695
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 50.6%
12	Type of Reporting Person OO

CUSIP No. 34379V103	Schedule 13G

1	Names of Reporting Persons Siemens Pension-Trust e.V.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 18,848,631
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 18,848,631

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,848,631
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 16.3%
12	Type of Reporting Person OO

CUSIP No. 34379V103	Schedule 13G

ITEM 1. (a) Name of Issuer:

Fluence Energy, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

4601 Fairfax Drive, Suite 600

Arlington, Virginia 22203

ITEM 2. (a) Name of Person Filing:

This statement is filed on behalf of Siemens Industry, Inc. (“Siemens Industry”), Siemens AG (“SAG”) and Siemens Pension-Trust e.V. (“Siemens
e.V.”).

(b)	Address or Principal Business Office:

The business address of Siemens Industry is 4800 North Point Parkway, Alpharetta, GA 30005. The business address of SAG is Werner-von-Siemens-Strasse 1, 80333 Munich, Germany. The business address of Siemens e.V. is Wittelsbacher Platz 2, 80333 Munich, Germany.

(c)	Citizenship of each Reporting Person is:

Siemens Industry is organized under the laws of the State of Delaware. SAG and Siemens e.V. are organized under the laws of Germany.

(d)	Title of Class of Securities:

Class A common stock, $0.00001 par value (“Class A Common Stock”).

(e)	CUSIP Number:

34379V103

ITEM 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	Ownership.

(a) Amount beneficially owned:

The information contained in rows 5, 6, 7, 8, 9, 10, and 11 on each of the cover pages of this Schedule 13G is incorporated by reference in its entirety into this Item 4.

SAG is the record holder of 39,738,064 shares of Class A Common Stock and Siemens e.V. is the record holder of 18,848,631 shares of Class A Common Stock. SAG is an affiliate of Siemens e.V. and may be deemed to share beneficial ownership of the shares Class A Common Stock held of record by Siemens e.V. Such beneficial ownership represents 50.6% of the total Class A Common Stock of the Issuer outstanding, based on 115,865,811 shares of Class A Common Stock of the Issuer outstanding as of December 11, 2022, as reflected in the Issuer’s Annual Report on Form 10-K, which was filed with the Securities and Exchange Commission on December 14, 2022.

The Reporting Persons, AES Grid Stability, LLC and Qatar Holding LLC (collectively, the “Stockholders”) are parties to a Stockholder Agreement (the “Stockholder Agreement”), which contains, among other things, certain provisions relating to transfer of, and coordination of the voting of, securities of the Issuer by the parties thereto.

By virtue of the Stockholder Agreement and the obligations and rights thereunder, the Reporting Persons acknowledge and agree that they are acting as a “group” with the other Stockholders within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based in part on information provided by or on behalf of such other Stockholders, as of December 31, 2022, such a “group” would be deemed to beneficially own an aggregate of 135,666,665 shares of Class A Common Stock, or 77.8% of the Class A Common Stock of the Issuer, calculated pursuant to Rule 13d-3. The Reporting Persons expressly disclaim beneficial ownership over any shares of Class A Common Stock that they may be deemed to beneficially own solely by reason of the Stockholder Agreement. Certain entities affiliated with the other Stockholders are separately making Schedule 13G filings reporting their beneficial ownership of shares of Class A Common Stock.

(b)	Percent of Class:

See responses to Item 11 on each cover page and Item 4(a) above.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page and Item 4(a) above.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page and Item 4(a) above.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page and Item 4(a) above.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page and Item 4(a) above.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Siemens Industry is no longer the beneficial owner of any securities of the Issuer. This Schedule 13G filing represents an exit filing for Siemens Industry.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

See Item 4(a) above.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2023

SIEMENS INDUSTRY, INC.

By:	/s/ Ruth Gratzke
Name:	Ruth Gratzke
Title:	Chief Executive Officer

By:	/s/ Heiko Volpert
Name:	Heiko Volpert
Title:	Chief Financial Officer

SIEMENS AG

By:	/s/ Christian Bleiweiss
Name:	Christian Bleiweiss
Title:	Chief Counsel Corporate, M&A

By:	/s/ Hardi Zajewski
Name:	Hardi Zajewski
Title:	SVP M&A

SIEMENS PENSION-TRUST E.V.

By: /s/ Peter Rathgeb
Name: Peter Rathgeb
Title: Director

By: /s/ Juergen Wagner
Name: Juergen Wagner
Title: Director

LIST OF EXHIBITS

Exhibit No.	Description

1	Joint Filing Agreement.